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                         McDERMOTT INTERNATIONAL, INC.
                              1450 Poydras Street
                       New Orleans, Louisiana 70112-6050

                                February 9, 2000


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

       Re:   McDermott International, Inc. ("McDermott")
             Registration Statement on Form S-4 (File No. 333-58459) ("Registration Statement")

Ladies and Gentlemen:

      Reference is hereby made to the above-referenced Registration Statement on Form S-4, initially filed by McDermott with the Securities and Exchange Commission ("Commission") on July 2, 1998, which was submitted in connection with McDermott's proposed offer to exchange shares of its common stock, par value $1.00 per share, for each outstanding share of Series A $2.20 Cumulative Convertible Preferred Stock, par value $1.00 per share ("Series A Preferred Stock"), of McDermott Incorporated, a Delaware corporation and a subsidiary of McDermott ("MI").

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, McDermott hereby makes application to withdraw the Registration Statement, together with all exhibits thereto. McDermott determined not to proceed with the proposed exchange offer described in the Registration Statement. Instead, MI called the Series A Preferred Stock for redemption. The redemption was completed on September 1, 1998. McDermott has not sold any of the shares covered by the Registration Statement. McDermott's management believes that Commission approval of this application would be consistent with the public interest and the protection of investors.

      Please provide McDermott with a copy of the order granting withdrawal of the Registration Statement as soon as available. If you have any questions regarding the above matters, please call me at (504) 587-5400.


                                        Very truly yours,

                                        McDERMOTT INTERNATIONAL, INC.


                                        By: /s/ DANIEL R. GAUBERT
                                           -----------------------------------
                                              Daniel R. Gaubert
                                              Senior Vice President and Chief
                                                  Financial Officer